Securities Act File No. 333-230264

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     ☒

Pre-Effective Amendment No.      ☐

Post-Effective Amendment No. 1      ☒

________________________

AdvisorOne Funds

(Exact Name of Registrant as Specified in Charter)

17605 Wright Street

Omaha, Nebraska 68130

Attention: Kevin Wolf

(Address of Principal Executive Offices) (Zip Code)

(402) 895-1600

(Registrant's Telephone Number, including Area Code)

The Corporation Trust Company

Corporate Trust Center

1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

________________________

JoAnn Strasser	Kevin Wolf
Thompson Hine LLP	Gemini Fund Services, LLC
41 South High Street, Suite 1700	80 Arkay Drive, Suite 110
Columbus, Ohio 43215 614-469-3353 (phone)	Hauppauge, New York 11788 631-470-2734 (phone)
513-241-4771 (fax)	631-813-2884 (fax)

________________________

EXPLANATORY NOTE

The Joint Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on April 16, 2019 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-230264), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinion of Thompson Hine LLP.

PART C: OTHER INFORMATION

Item 15: Indemnification

Reference is made to the Registrant's Underwriting Agreement dated the 1st day of February 2019.

The Underwriting Agreement provides that the Registrant agrees to indemnify, defend and hold Northern Lights Distributors, LLC (NLD), its several officers and managers, and any person who controls NLD within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which NLD, its officers and managers, or any such controlling persons, may incur under the Securities Act, the 1940 Act, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any Registration Statement or any Prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any Registration Statement or any Prospectus or necessary to make the statements in any of them not misleading, (iii) the Registrant’s  failure to maintain an effective Registration statement and Prospectus with respect to Shares of the Funds that are the subject of the claim or demand, (iv)  the Registrant’s failure to provide NLD with advertising or sales materials to be filed with the FINRA on a timely basis or use of marketing materials that are false or misleading (v) Registrant’s failure to properly register Fund shares under applicable state laws, or (vi) actions taken by NLD resulting from NLD’s reliance on instructions received from an officer, agent or legal counsel of the Registrant. The Registrant’s agreement to indemnify NLD, its officers or managers, and any such controlling person will not be deemed to cover any such claim, demand, liability or expense to the extent that it arises out of or is based upon: (i) any such untrue statement, alleged untrue statement, omission or alleged omission made in any Registration Statement or any Prospectus in reliance upon information furnished by NLD, its officers, managers or any such controlling person to the Fund or its representatives for use in the preparation thereof, or (ii) willful misfeasance, bad faith or gross negligence in the performance of NLD’s duties, or by reason of NLD’s reckless disregard of its obligations and duties under the Underwriting Agreement.

Reference is made to Article VI of the Registrant’s Amended Declaration of Trust previously in the Registration Statement on January 29, 1997.

The Registrant will indemnify its Trustees and officers to the extent permitted by law. Indemnification may not be made if the Trustee or officer has incurred liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties in the conduct of his office ("Disabling Conduct"). The means of determining whether indemnification shall be made are (1) a final decision on the merits by a court or other body before whom the proceeding is brought that the Trustees or officer was not liable by reason of Disabling Conduct, or (2) in the absence of such a decision, a reasonable determination, based on a review of the facts, that the Trustee or officer was not liable by reason of Disabling Conduct. Such latter determination may be made either by (a) vote of a majority of Trustees who are neither interested persons (as defined in the Investment Company Act of 1940) nor parties to the proceeding or (b) independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the Trustee or officer agrees to repay the advance (if it is determined that he is not entitled to the indemnification) and one of three other conditions is satisfied: (1) he provides security for his agreement to repay; (2) the registrant is insured against loss by reason of lawful advances; (3) the Trustees who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is a reason to believe that the Trustee or officer will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to Trustees, officers, controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event  that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16: Exhibits

(1)	Declaration of Trust. Name change amendment to the Declaration of Trust of AdvisorOne Funds (formerly the Orbitex Group of Funds) (the “Trust”), previously filed in Post-Effective Amendment No. 19 on July 1, 2003, is incorporated herein by reference (File No. 333-20635); Declaration of Trust, dated December 13, 1996, previously filed in the Registration Statement on January 29, 1997, is incorporated herein by reference (File No. 333-20635).

(2)	By-Laws. By-Laws of the Trust previously filed in the Registration Statement on January 29, 1997 are incorporated herein by reference (File No. 333-20635).

(3)	Not Applicable.

(4)	Plan of Reorganization. Form of Plan of Reorganization.*

(5)	Instruments Defining Rights of Security Holders. None other than the Declaration of Trust and By-Laws of the Trust.

(6)	Investment Advisory Contracts.

(a)	Investment Advisory Agreement, dated July 20, 2017 by and between CLS Investments, LLC (“CLS”) and the Trust on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS International Equity Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, CLS Shelter Fund and the Milestone Treasury Obligations Fund previously filed in Post-Effective Amendment No. 112 on August 25, 2017, is incorporated herein by reference (File No. 333-20635).

(7)       Underwriting Contracts.

(a)	Underwriting Agreement by and between Northern Lights Distributors, LLC and the Trust dated February 1, 2019, on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS International Equity Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund, CLS Shelter Fund and the Milestone Treasury Obligations Fund is filed herewith.

(8)       Bonus or Profit Sharing Contracts. None.

(9)       Custodian Agreements.

(a)	Custody Agreement dated September 1, 2010, as amended November 3, 2014, by and between Fifth Third Bank and the Trust, on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS Global Growth Fund, CLS Domestic Equity Fund, CLS International Equity Fund, CLS Enhanced Long/Short Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund and CLS Shelter Fund previously filed in Post-Effective Amendment No. 96 on November 14, 2014, is incorporated herein by reference (File No. 333-20635).

(b)	Global Custody Addendum dated September 1, 2010 by and between Fifth Third Bank and the Trust previously filed in Post-Effective Amendment No. 51 on August 31, 2010, is incorporated herein by reference (File No. 333-20635).

(10)       12b-1 and 18f-3 Plans.

(a)	Shareholder Services Plan dated July 19, 2018 on behalf of the CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS International Equity Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund and CLS Shelter Fund, previously filed in Post-Effective Amendment No. 116 on August 17, 2018 is incorporated herein by reference (File No. 333-20635).

(c)	Rule 18f-3 Plan for Multiple Classes of Shares dated July 19, 2018, previously filed in Post-Effective Amendment No. 116 on August 17, 2018 is incorporated herein by reference (File No. 333-20635).

(11)       Legal Opinion. Opinion and consent of Thompson Hine LLP *

(12)       Legal Opinion regarding Tax Matters. Legal opinion regarding tax matters is filed herewith.

(13)       None.

(14)       Consent of Tait, Weller & Baker LLP.*

(15)       Omitted Financial Statements.

(a)	Annual Report of the Registrant was filed on Form N-CSR on July 9, 2018 and is incorporated by reference herein (File No. 333-20635 and 811-08037).

(b)	Semi-Annual Report of the Registrant was filed on Form N-CSR on January 9, 2019 and is incorporated by reference herein (File No. 333-20635 and 811-08037).

*Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, Registration No. 333-230264 (filed March 14, 2019).

Item 17: Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed off on behalf of the registrant, in the City of Omaha and State of Nebraska, on the 29th day of April 2019.

ADVISORONE FUNDS (Registrant)

By: /s/Ryan Beach

Ryan Beach

President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Todd Clarke
Todd Clarke	April 29, 2019
Trustee

/s/ Larry A. Carter
Larry A. Carter	April 29, 2019
Trustee

/s/ John W. Davidson
John W. Davidson	April 29, 2019
Trustee

/s/ Edward D. Foy
Edward D. Foy	April 29, 2019
Trustee

/s/ Gary Lanzen
Gary Lanzen	April 29, 2019
Trustee

/s/ Daniel Applegarth
Daniel Applegarth	April 29, 2019
Principal Financial Officer
Principal Accounting Officer

/s/ Ryan Beach	April 29, 2019
Ryan Beach
Principal Executive Officer

Exhibits

(12)       Legal opinion regarding tax matters